United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Celestica Inc.

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

15101Q108

(CUSIP Number)

Onex Corporation

161 Bay Street, Suite 4900

Toronto, Ontario M5J 2S1 Canada

Attention: Andrea Daly

(416) 362-7711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

JOEL I. GREENBERG, ESQ.

SARA ADLER, ESQ.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, New York 10019-9710

(212) 836-8000

March 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

SCHEDULE 13D

CUSIP No. 15101Q108

1	NAME OF REPORTING PERSON Gerald W. Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,657 Subordinate Voting Shares
	8

  SHARED VOTING POWER

  18,997,238 Subordinate Voting Shares, including (i) 397,045 Subordinate Voting Shares and (ii) 18,600,193 Subordinate   Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently   convertible into one Subordinate Voting Share.

	9	SOLE DISPOSITIVE POWER 120,657 Subordinate Voting Shares
	10

  SHARED DISPOSITIVE POWER

  18,997,238 Subordinate Voting Shares, including (i) 397,045 Subordinate Voting Shares and (ii) 18,600,193 Subordinate   Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently   convertible into one Subordinate Voting Share.

11

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  19,117,895 Subordinate Voting Shares, including (i) 517,702 Subordinate Voting Shares and (ii) 18,600,193 Subordinate Voting Shares   issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate   Voting Share.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  15.8% of the Subordinate Voting Shares, assuming conversion of all of the Multiple Voting Shares into Subordinate Voting Shares. 82.0% of   the combined voting power of the Issuer’s Subordinate and Multiple Voting Shares; each Subordinate Voting Share is entitled to one vote   and each Multiple Voting Share is entitled to twenty-five votes.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) relates to the Subordinate Voting Shares (the “SVS”) of Celestica Inc., a company incorporated under the laws of the Province of Ontario, Canada (the “Issuer”), beneficially owned by Mr. Gerald W. Schwartz (“Mr. Schwartz” or the “Reporting Person”), and amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) by the Reporting Person on July 7, 1998 (the “Schedule 13D”), as amended by Amendment Nos. 1, 2, 3, 4, 5 and 6 to the Schedule 13D filed with the SEC on March 8, 2000, July 6, 2000, October 16, 2000, March 1, 2005, July 21, 2015, and August 1, 2019, respectively. Capitalized terms used but undefined in this Amendment No. 7 shall have the meanings ascribed to them in the Schedule 13D, as amended.

This Amendment No. 7 amends the Schedule 13D (as previously amended), as set forth herein.

Item 2. Identity and Background.

Item 2 is hereby amended and restated to read as follows:

This Statement on Schedule 13D is being filed by Mr. Gerald W. Schwartz (“Mr. Schwartz” or the “Reporting Person”).

The principal occupation of Mr. Schwartz is Chairman of the Board and Chief Executive Officer of Onex Corporation (“Onex”). The principal business of Onex is the asset management business, managing and investing capital across private equity, public and private credit strategies and wealth management investment platforms on behalf of shareholders, institutional investors and high net worth private clients. The business address of Mr. Schwartz and Onex is 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1. Mr. Schwartz is a citizen of Canada. Mr. Schwartz controls Onex through his indirect ownership of shares with a majority of the voting rights attaching to all shares of Onex.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

Item 4 is hereby amended as follows:

The following is added immediately prior to the last paragraph of Item 4:

Onex currently intends that in approximately 6 months it will convert the multiple voting shares of the Issuer (the “CLS MVS”) then beneficially owned by it into SVS on a share-for-share basis. The CLS MVS and SVS beneficially owned by Mr. Schwartz (including through Onex) on March 14, 2023 have 82.0% of the combined voting power of all of the Issuer’s voting securities; upon conversion into SVS of all the CLS MVS beneficially owned by Mr. Schwartz (including through Onex) on March 14, 2023, such SVS would have 15.8% of the voting power of the outstanding SVS, and Mr. Schwartz and Onex would cease to have voting control of the Issuer.

Onex is taking steps (and is requesting the Issuer to take steps) to put itself in a position to effect the sale, from time to time, before or after conversion, of some or all of its investment in the Issuer in an efficient and expeditious manner should it determine to do so. Any CLS MVS sold by Onex will automatically convert into SVS on a share-for-share basis upon sale. If at any time the number of outstanding CLS MVS represents less than 5% of the aggregate CLS MVS and SVS outstanding, all outstanding CLS MVS will automatically convert into SVS on a share-for-share basis. Mr. Schwartz may sell all or a portion of the SVS held by him directly or through a wholly-owned entity and may do so in conjunction with any sales by Onex.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

The aggregate percentage of SVS reported as beneficially owned by the Reporting Person is based on 102,520,271 shares of SVS outstanding as of March 10, 2023, as reported to Mr. Schwartz by the Issuer.

(a) and (b). Mr. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Onex, which entitles him to elect sixty percent (60%) of the members of Onex’s Board of Directors and represents a 60% voting interest in Onex. Accordingly, Mr. Schwartz is an indirect beneficial owner of the Issuer’s securities which are beneficially owned by Onex. As of the date hereof, Onex beneficially owns 18,997,238 SVS of the Issuer, including (i) 397,045 SVS and (ii) 18,600,193 SVS issuable upon conversion of CLS MVS; each CLS MVS is currently convertible into one SVS. 814,546 of the CLS MVS owned beneficially by Onex are subject to options granted to certain officers of Onex pursuant to certain Onex management investment plans, which may be exercised upon specified dispositions by Onex (directly or indirectly) of the Issuer’s securities, with respect to which Onex has the right to vote or direct the vote, including 688,807 of such options granted to Mr. Schwartz. Each CLS MVS will, upon exercise of such options, be automatically converted into one SVS.

In addition to the shares beneficially owned by Mr. Schwartz through his beneficial ownership of Onex, Mr. Schwartz controls a company which owns 120,657 SVS.

The shares deemed to be owned beneficially by Mr. Schwartz represent approximately 15.8% of the SVS, giving effect to the conversion of all of the CLS MVS described above. Mr. Schwartz has the sole right to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 120,657 SVS. Mr. Schwartz shares the voting power and disposition power with Onex with respect to 397,045 SVS and 18,600,193 CLS MVS.

The CLS MVS beneficially owned by Mr. Schwartz represent, and have at all times since the Issuer’s initial public offering represented, a majority of the voting power of the Issuer’s outstanding securities.

(c) Mr. Schwartz has not effected any transaction in SVS during the past 60 days.

(d) No person other than Mr. Schwartz has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the SVS of the Issuer owned beneficially by Mr. Schwartz, other than the SVS beneficially owned by Mr. Schwartz through his beneficial ownership of Onex. To the best knowledge of Mr. Schwartz, no person other than Mr. Schwartz or Onex has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the SVS beneficially owned by Onex.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2023

/s/ Gerald W. Schwartz, by Andrea E. Daly
Gerald W. Schwartz, by Andrea E. Daly, attorney-in-fact pursuant to a power of attorney incorporated herein by reference from the Schedule 13G/A with respect to Fly Leasing Limited filed by Mr. Schwartz and other reporting persons on April 3, 2017